UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cantel Medical Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-31337	25-1760285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Clove Road, Little Falls, New Jersey	07424
(Address of principal executive offices)	(Zip Code)

(973) 890-7220

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Cantel Medical Corp. (“Cantel” or “we”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”).  The “Covered Countries” for purposes of the Rule are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Cantel is a leading provider of infection prevention and control products and services in the healthcare market, specializing in the following operating segments:

Endoscopy, which includes medical device reprocessing systems, disinfectants, detergents and other supplies used to high-level disinfect flexible endoscopes.  This segment also offers disposable infection control products intended to eliminate the challenges associated with proper cleaning and high-level disinfection of numerous reusable components used in gastrointestinal endoscopy procedures.  Additionally, this segment includes technical maintenance service on its products.

Water Purification and Filtration, which includes water purification equipment design and manufacturing, project management, installation, maintenance, deionization and mixing systems, as well as hollow fiber membrane filtration and separation technologies for high-purity fluid and separation applications for healthcare (with a large concentration in dialysis), pharmaceutical, biotechnology, research, beverage, semiconductor and other commercial industries.  Additionally, this segment includes sterilants, disinfectants and decontamination services used in various applications for infection prevention and control.

Healthcare Disposables, which includes single-use infection prevention and control products used principally in the dental market such as face masks, sterilization pouches, patient towels and bibs, self-sealing sterilization pouches, tray covers, surface barriers including eyewear, aprons and gowns, disinfectants, germicidal wipes, hand care products, gloves, sponges, cotton products, cups, needles and syringes, scalpels and blades, and saliva evacuators and ejectors.  This segment also manufactures and provides biological and chemical indicators for sterility assurance monitoring services in the acute-care, alternate-care and dental markets.

Dialysis, which includes disinfection/sterilization reprocessing equipment, sterilants, supplies and concentrates related to hemodialysis treatment of patients with acute kidney failure or chronic kidney failure associated with end-stage renal disease.  Additionally, this segment includes technical maintenance service on its products.

Specialty Packaging, which includes specialty packaging and thermal control products, as well as related compliance training, for the safe transport of infectious and biological specimens and thermally sensitive pharmaceutical, medical and other products.

We have determined that we manufacture, or contract to manufacture, certain products containing Conflict Minerals, which are necessary to the functionality or production of such products.  These products (the “Covered Products”) are described in the Conflict Minerals Report that is provided as Exhibit 1.02 to this Form SD (the “Conflict Minerals Report”), attached as an exhibit hereto.

Our Conflict Minerals Policy (the “Policy”) will be distributed to all of our direct suppliers on an ongoing basis and is made publicly available on our website. The Policy may be summarized as follows:

(i)                                     we will evaluate our relationships with our suppliers on an ongoing basis regarding compliance with the Policy;

(ii)                                  we expect that our suppliers will (a) source their materials from socially responsible suppliers, (b) assist us in our compliance with the SEC rules relating to Conflict Minerals and provide us with all necessary representations, declarations or certifications in furtherance of such compliance, (c) undertake reasonable due diligence within their supply chain to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems preventing the use of Conflict Minerals or derivative sources from mines that directly or indirectly finance armed groups through mining in the Covered Countries, and (d) pass these requirements along to their suppliers through the supply chain and require them to do the same;

(iii)                               we reserve the right to perform follow up due diligence regarding the aforementioned information requests; and

(iv)                              we will review non-compliant suppliers and evaluate our ongoing relationships with them.

Based upon our determination that the Rule applies to the Covered Products, we undertook a good-faith reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals included in the Covered Products originated in the Covered Countries, and whether any of the Conflict Minerals may be from recycled or scrap sources.

Our reasonable country of origin inquiries (“RCOI”) and due diligence on the source and chain of custody of Conflict Minerals used by us for the Covered Products during the Reporting Period are described in the Conflict Minerals Report.  Based on the results of the RCOI and the subsequent due diligence process, Cantel is unable to determine definitively the countries of origin or the conflict status of the Conflict Minerals used or contained in the Covered Products.  Some of the Conflict Minerals used or contained in the Covered Products come from recycled or scrap sources.  In addition, we have received responses from some of our suppliers stating that their Conflict Minerals status is “DRC Conflict Undeterminable.”

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Cantel is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.  The Conflict Minerals Report also is publicly available on our Internet website at www.cantelmedical.com/libraryConflictMineralsDisclosure2014.pdf.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.02	Conflict Minerals Report of Cantel Medical Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cantel Medical Corp.

By:	/s/ Eric W. Nodiff
Eric W. Nodiff
General Counsel, Senior Vice President & Corporate Secretary

Dated:  June 2, 2014

Exhibit Index

Exhibit Number	Description
1.02	Conflict Minerals Report of Cantel Medical Corp.